SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

                                (Amendment No. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                          Kennedy-Wilson Holdings, Inc.
                (previously known as Prospect Acquisition Corp.)
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    74347T103
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                   Moana Moore
                     c/o Arrowgrass Capital Partners (US) LP
                                 245 Park Avenue
                               New York, NY 10167

                                +44 203 100 1049
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 12, 2009
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------------------------------------------------------------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347T103                 13D                    Page 2 of 7 Pages
--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Arrowgrass Capital Partners (US) LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         _________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       _________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      _________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    -0-
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 74347T103                 13D                    Page 3 of 7 Pages
--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Arrowgrass Capital Services (US) Inc.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         _________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       _________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      _________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            -0-
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            CO
--------------------------------------------------------------------------------

CUSIP No. 74347T103                 13D                    Page 4 of 7 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed on November 9, 2009 (as amended, the "Schedule 13D") with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Prospect Acquisition Corp., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 1, 4, 5, 6 and 7 as set forth below. This Amendment constitutes an "exit" filing with respect to the
Schedule 13D by the Reporting Persons.


Item 1.     Security and Issuer.

         This statement relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Kennedy-Wilson Holdings, Inc. (previously known as Prospect Acquisition Corp.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 9701 Wilshire Blvd., Suite 700, Beverly Hills, California 34109.


Item 4.      Purpose of the Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

         On November 12, 2009, the Option Agreement between AMF and Malibu was terminated. Therefore, as of such date there ceased to be any basis for any assertion that the Reporting Persons are a group with the Malibu Reporting Persons.

         On November 12, 2009, AMF entered into a Stock Purchase Agreement with the Company, which is referenced as Exhibit 3 hereto (which incorporates by reference Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on November 13, 2009) (the "Stock Purchase Agreement"), pursuant to which (i) the Company agreed to buy the Shares from AMF at a fixed price of $9.95 per Share on the date the Company's trust account is liquidated after the Business Combination is consummated and (ii) AMF agreed not to exercise its Redemption Right and not to acquire any Common Stock, warrants or other securities of the Company or effect any derivative transactions with respect thereto. The summary of the Stock Purchase Agreement is not complete, and is qualified in its entirety by reference to the full text of the agreement, which is referenced as
Exhibit 3 hereto (which incorporates by reference Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on November 13, 2009).

         On November 13, 2009, the Company completed a Business Combination. As a result, in accordance with the terms of the Stock Purchase Agreement, the Reporting Persons ceased to have any beneficial ownership of the Shares as of no later than such date. The closing of the sale of the Shares pursuant to the Stock Purchase Agreement will occur on the date the Company's trust account is liquidated.


 Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

      A.     Arrowgrass Capital Partners (US) LP

               (a) As of the date hereof, ACP no longer beneficially owns any shares of Common Stock.

                   Percentage: As of the date hereof, 0%.

CUSIP No. 74347T103                 13D                    Page 5 of 7 Pages

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  See item (a) above.

               (c) The Reporting Persons did not effect any transactions in the
                   Common Stock since the filing of the Schedule 13D on November 9, 2009.

               (d) Not applicable.

               (e) As of November 12, 2009, AMF and Malibu terminated
                   the Option Agreement pursuant to its terms.
                   Therefore, as of November 12, 2009, any possibility that ACP is a member of a five percent group with the Malibu Reporting Persons was extinguished.


      B.     Arrowgrass Capital Services (US) Inc.

               (a) As of the date hereof, ACS no longer beneficially owns any shares of Common Stock.

                   Percentage: As of the date hereof, 0%.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  See item (a) above.

               (c) The Reporting Persons did not effect any transactions in the
                   Common Stock since the filing of the Schedule 13D on November 9, 2009.

               (d) Not applicable.

               (e) As of November 12, 2009, AMF and Malibu terminated
                   the Option Agreement pursuant to its terms.
                   Therefore, as of November 12, 2009, any possibility that ACS is a member of a five percent group with the Malibu Reporting Persons was extinguished.


Item 6.      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

         The Option Agreement previously filed as Exhibit 2 was terminated.

CUSIP No. 74347T103                 13D                    Page 6 of 7 Pages


         As set forth in Item 4 above, on November 12, 2009, AMF entered into the Stock Purchase Agreement.

Item 7.      Materials to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

         Exhibit 3: Stock Purchase Agreement, dated as of November 12, 2009, by and between AMF and the Company (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on November 13, 2009).

CUSIP No. 74347T103                 13D                    Page 7 of 7 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  November 16, 2009

ARROWGRASS CAPITAL PARTNERS (US) LP       ARROWGRASS CAPITAL SERVICES (US) INC.



By:  Arrowgrass Capital Services (US)     By: /s/ Sean Flynn
Inc., its General Partner                     --------------
                                          Name:  Sean Flynn
                                          Title  Director
By: /s/ Sean Flynn
    --------------
Name:  Sean Flynn
Title  Director